Consolidated Interim Financial Statements

For the three months ended June 30, 2005 and 2004

(Unaudited)

In accordance with National Instrument 51-102, the Company discloses that its auditors have not reviewed the unaudited interim financial statements for the quarter ended June 30, 2005.

TAG Oil Ltd.
www.tagoil.com

Corporate Office
534 17th Avenue SW
Suite400
Calgary, Alberta
T2S 0B1

ph 403-770-1934
fx 403-770-1935

Technical Office
146 Devon Street East
New Plymouth,
New Zealand

ph 64-3-541-9558
fx 64-3-541-8887

Consolidated Balance Sheets
As at June 30, 2005 and March 31, 2005
Expressed in Canadian Dollars

	June 30, 2005	March 31, 2005
	Unaudited	Audited

Assets
Current
Cash and cash equivalents	$5,403,110	$6,368,935
Amounts receivable and prepaids	224,392	184,344
Marketable securities	3,300	3,300
	5,630,802	6,556,579
Oil and gas properties (Note 2)	2,162,221	1,933,088
Equipment	19,634	16,834
	$7,812,657	$8,506,501

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$24,522	$546,421
Due to related parties (Note 4)	15,119	-
	39,641	546,421

Share capital	18,053,464	18,053,464
Contributed surplus (Note 3)	606,005	586,031
Deficit	(10,886,453)	(10,679,415)
	7,773,016	7,960,080
	$7,812,657	$8,506,501

See accompanying notes.

Approved by the Board of Directors:

“Garth Johnson”	“Drew Cadenhead”
Garth Johnson, Director	Drew Cadenhead, Director

Consolidated Statements of Operations and Deficit
For the Three Months Ending June 30, 2005
Expressed in Canadian Dollars
Unaudited

	Three months ended
	June 30
	2005	2004

Expenses
General and administrative	$274,490	$116,608
Foreign exchange (gain)	(67,959)	74,900
Amortization	1,437	1,128
Loss before other items	(207,968)	(192,636)

Other Items
Interest income	26,179	4,781
Stock option compensation	(19,974)	-
Wellhead insurance	(5,275)	-

Net loss for the period	(207,038)	(187,855)

Deficit, beginning of period	(10,679,415)	(9,465,038)

Deficit, end of Period	$(10,886,453)	$(9,652,893)

Loss per share	$(0.01)	$(0.02)

Weighted average number of shares
outstanding	26,026,081	12,314,500

See accompanying notes.

Consolidated Statements of Cash Flows
For the Three Months Ending June 30, 2005
Expressed in Canadian Dollars
Unaudited

	Three months ended
	June 30
	2005	2004

Operating Activities
Net loss for the period	$(207,038)	$(187,855)
Changes for non-cash operating items:
Amortization	1,437	1,128
Stock options compensation	19,974	-
	(185,627)	(186,727)
Changes for non-cash working capital
accounts:
Amounts receivable and prepaids	(40,048)	(87,075)
Due to/from related parties	15,119	2,592
Accounts payable and accrued liabilities	(521,899)	(9,293)
Cash used in operating activities	(732,455)	(280,503)

Financing Activities
Issuance of common shares	-	1,254,983
Cash provided by financing activities	-	1,254,983

Investing Activities
Exploration of oil and gas properties	(229,133)	(263,223)
Purchase of equipment	(4,237)	-
Cash used in investing activities	(233,370)	(263,223)

Net decrease in cash during the period	(965,825)	711,257
Cash position - Beginning of period	6,368,935	876,466

Cash position - End of period	$5,403,110	$1,587,723

See accompanying notes.

Notes to the Consolidated Interim Financial Statements
Three Months Ended June 30, 2005
Expressed in Canadian Dollars
Unaudited

Note 1 – Accounting Policies and Basis of Presentation

The unaudited consolidated interim financial statements of TAG Oil Ltd. and its wholly owned subsidiaries TAG Oil (NZ) Limited and TAG Oil (Canterbury) Limited, have been prepared in accordance with generally accepted accounting principles in Canada, which were the same accounting accounting policies and methods of computation as the audited consolidated financial statements as at March 31, 2005. The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements. These interim financial statements to June 30, 2005 should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended March 31, 2005.

Note 2 – Oil and Gas Properties

		Net Book	Additions	Net Book
	Interest	Value at	During the	Value at
	%	March 31, 2005	Period	June 30, 2005
Unproved:
New Zealand:
PEP 38256	53.84	$166,974	$8,555	$175,529
PEP 38258	25	59,833	8,718	68,551
PEP 38260	30	-	1,403	1,403
PEP 38741	20	622,042	27,620	649,662
PEP 38745	16.67	-	27,853	27,853
PEP 38751	33.33	-	26,959	26,959
PEP 38480	25	86,582	8,349	94,931
PEP 38765	10	206,866	5,773	212,639
PEP 38757	100	532,030	93,353	625,383
PEP 38758	100	3,041	20,198	23,239
AMI-HURSTHOUSE	12.5	255,720	352	256,072
Total Unproved		$1,933,088	$229,133	$2,162,221

Note 3 – Share Capital

a)	Authorized and Issued Share Capital The authorized share capital of the Company consists of an unlimited number of common stock without par value.

	Number	Stated
Issued and fully paid:	of Shares	Value
Balance at March 31, 2005 and June 30, 2005	26,026,081	$18,053,464

b)	Share Purchase Warrants At June 30, 2005, the following share purchase warrants are outstanding:

Number	Price	Expiry
of Shares	per Share	Date
542,495	US$0.80	May 4, 2006(1)
9,066,500	US$0.60	March 18, 2006/
	US$0.80	March 18, 2007(2)
9,608,995

(1) Subject to an accelerated expiry of the warrants 30 days from the date notice is given, at the Company’s election, should the Company’s shares trade above US$1.20 until expiry.

(2) Subject to an accelerated expiry of the warrants 30 days from the date notice is given, at the Company’s election, should the Company’s shares trade above US$1.00 until March 18, 2006 and US$1.20 until expiry.

c)	Incentive Stock Options At June 30, 2005, the following stock options are outstanding:

Number	Price	Expiry
Of Shares	per Share	Date
175,000	US$0.65	May 31, 2008
400,000	US$0.65	January 1, 2010
125,000	US$0.65	February 2, 2010
75,000	US$0.65	May 10, 2010
775,000

On April 10, 2005, options granted to two former directors to acquire 90,000 shares of the Company expired unexercised.

On May 10, 2005, the Company granted a director an option to acquire an additional 75,000 shares, vesting over eighteen months, exercisable at US$0.65 per share until expiry on May 10, 2010. The Company calculated an option benefit of $19,974 at the date of grant using the Black-Scholes option pricing model.

Refer to Note 6

Note 4 – Related Party Transactions

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to non-arms length parties for the same services. The following are related party transactions not disclosed elsewhere in these financial statements.

a)	Due to Related Parties

At June 30, 2005, the Company owed $15,119 (March 31, 2005 - $Nil) to a public company with a director, officer and principal shareholders in common.

b)	Consulting Agreement and Wages

During the three-month period ended June 30, 2005, the Company paid $116,286 (June 30, 2004 - $51,196) in wages and directors fees to four directors and one former director of the Company.

c)	Oil and Gas Properties

Austral Pacific Energy Ltd. has a director and principal shareholders in common with the Company.

d)	Stock Options

The Company granted a director, 75,000 options to purchase common shares of the Company.

Refer to Note 3

d)	Other

During the period ended June 30, 2005, the Company incurred $38,347 (June 30, 2004 - $33,350) of largely general and administrative costs through DLJ Management Corp. (“DLJ”) a wholly-owned subsidiary of Trans-Orient Petroleum Ltd. (“Trans-Orient”), which is a public company related by directors-in-common. This amount represents actual costs incurred by DLJ on behalf of the Company. At June 30, 2005 the Company owed DLJ $15,119.

Note 5 – Comparative Figures

Certain of the prior years figures may have been reclassified in conformity with the current year’s financial statement presentation.

Note 6 – Subsequent Events

a)	Share Purchase Warrants

In July of 2005, the Company issued 100,000 common shares from treasury upon the exercise of certain share purchase warrants at a price of US$ 0.60 per share.

b)	Incentive Stock Options

In July of 2005, the Company granted a director an option to acquire an additional 25,000 common shares, vesting over eighteen months, exercisable at US$0.95 per share until expiry on July 29, 2010.